Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

BROOGE ENERGY LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G1611B 107
(CUSIP Number)

BPGIC Holdings Limited
Nicolaas L. Paardenkooper, Chief Executive Officer
P.O. Box 50170 Fujairah, United Arab Emirates +971 9 201 6666
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 17, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON BPGIC Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,834,357(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,834,357(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,834,357(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 85.6%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON CO

(1)	20,000,000 ordinary shares beneficially owned by BPGIC Holdings Limited (“BPGIC Holdings”) are held in escrow and subject to forfeiture until Brooge Energy Limited (the “Issuer” or “Company”) satisfies certain milestones.

(2)	MENA Energy Services Holdings Limited (“MENA”) holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the ordinary shares of the Issuer owned by BPGIC Holdings. Accordingly, BPGIC Holdings has placed 8,333,333 ordinary shares into escrow for release to MENA in the event it converts its securities in BPGIC Holdings.

(3)	1,500,000 ordinary shares beneficially owned by BPGIC Holdings have been placed in escrow as collateral for a guaranty by one of its shareholders, HBS Investments LP (“HBS”).

(4)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission (“SEC”) on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON Nicolaas L. Paardenkooper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of the Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,834,357(1)(2)(3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,834,357(1)(2)(3)(4)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,834,357(1)(2)(3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 85.6%(1)(2)(3)(4)(5)
14	TYPE OF REPORTING PERSON IN

(1)	Represents the shares held by BPGIC Holdings. Mr. Paardenkooper is the Chief Executive Officer of the Issuer, BPGIC Holdings and its sole shareholder, Brooge Petroleum and Gas Investment Company PLC (“BPGIC PLC”), consequently, he may be deemed the beneficial owner of 100% of the shares held by BPGIC Holdings. Mr. Paardenkooper disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	20,000,000 ordinary shares beneficially owned by BPGIC Holdings are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

(3)	MENA holds convertible securities in BPGIC Holdings that entitle it to convert its securities in BPGIC Holdings into 8,333,333 of the ordinary shares of the Issuer owned by BPGIC Holdings. Accordingly, BPGIC Holdings has placed 8,333,333 ordinary shares into escrow for release to MENA in the event it converts its securities in BPGIC Holdings.

(4)	1,500,000 ordinary shares that may be deemed to be beneficially owned by Mr. Paardenkooper as the Chief Executive Officer of BPGIC Holdings have been placed in escrow as collateral for a guaranty by HBS.

(5)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON Brooge Petroleum and Gas Investment Company (BPGIC) PLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 93,834,357(1)(2)(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 93,834,357(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 93,834,357(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 85.6%(1)(2)(3)(4)
14	TYPE OF REPORTING PERSON CO

(1)	Represents the shares held by BPGIC Holdings. BPGIC PLC is the sole shareholder of BPGIC Holdings, consequently, it may be deemed to be the beneficial owner of 100% of the shares held by BPGIC Holdings. BPGIC PLC disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	20,000,000 ordinary shares beneficially owned by BPGIC PLC are held in escrow and subject to forfeiture until the Issuer satisfies certain milestones.

(3)	1,500,000 ordinary shares that may be deemed to be beneficially owned by BPGIC PLC as the sole shareholder of BPGIC Holdings have been placed in escrow as collateral for a guaranty by HBS.

(4)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON SBD International LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,497,947(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,497,947(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,497,947(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.2%(1)(2)
14	TYPE OF REPORTING PERSON PN

(1)	SBD International LP (“SBD”) holds a controlling interest in BPGIC PLC which is the sole shareholder of BPGIC Holdings. Its pro rata ownership of the Issuer’s ordinary shares held by BPGIC Holdings is 49,497,947 ordinary shares. SBD’s pro rata portion of the ordinary shares held in escrow and subject to forfeiture until the Issuer satisfies certain milestones is 58.9%. SBD disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON SD Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 49,497,947(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 49,497,947(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,497,947(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.2%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents the interest of SBD, as a shareholder of BPGIC PLC, in the shares held by BPGIC Holdings. SD Holding Limited (“SD”) is the general partner of SBD, consequently, it may be deemed the beneficial owner of 49,497,947 of the shares held by BPGIC Holdings. SD disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON HBS Investments LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,624,367(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,624,367(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,624,367(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%(1)(2)(3)
14	TYPE OF REPORTING PERSON PN

(1)	Represents the interests of HBS, as a shareholder of BPGIC PLC, in the shares held by BPGIC Holdings. HBS’s pro rata portion of the ordinary shares held in escrow is 9.8%. HBS disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	1,500,000 ordinary shares that may be deemed to be beneficially owned by HBS have been placed in escrow as collateral for a guaranty by HBS.

(3)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to Brooge Energy Limited’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON O2 Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,624,367(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,624,367(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,624,367(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%(1)(2)(3)
14	TYPE OF REPORTING PERSON CO

(1)	Represents the interests of HBS, as a shareholder of BPGIC PLC, in the shares held by BPGIC Holdings. O2 Investments Limited (“O2 Investments”) is the general partner of HBS, consequently, it may be deemed the beneficial owner of 9,624,367 of the shares held by BPGIC Holdings. O2 Investments disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	1,500,000 ordinary shares that may be deemed to be beneficially owned by O2 Investments as the general partner of HBS have been placed in escrow as collateral for a guaranty by HBS.

(3)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON Salman Dawood Salman Al-Ameri
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Iraq

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 59,122,314(1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 59,122,314(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 59,122,314(1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 53.9%(1)(2)(3)
14	TYPE OF REPORTING PERSON IN

(1)	Represents the interests of SBD and HBS, as shareholders of BPGIC PLC, in the shares held by BPGIC Holdings. Salman Dawood Salman Al-Ameri is the sole shareholder of SD (the general partner of SBD) and the sole shareholder of O2 Investments (the general partner of HBS). Consequently, Mr. Al-Ameri may be deemed the beneficial owner of 59,122,314 of the shares held by BPGIC Holdings. Mr. Al-Ameri disclaims beneficial ownership of any shares other than to the extent he may have a pecuniary interest therein.

(2)	1,500,000 ordinary shares that may be deemed to be beneficially owned by Mr. Al-Ameri as the sole shareholder of O2 Investments (the general partner of HBS) have been placed in escrow as collateral for a guaranty by HBS.

(3)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON H Capital International LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,991,043(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,991,043(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,991,043(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(1)(2)
14	TYPE OF REPORTING PERSON PN

(1)	Represents the interests of H Capital International LP (“H Capital”), as a shareholder of BPGIC PLC, in the shares held by BPGIC Holdings. H Capital’s pro rata portion of the ordinary shares held in escrow is 9.1%. H Capital disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON Gyan Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,991,043(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,991,043(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,991,043(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(1)(2)
14	TYPE OF REPORTING PERSON CO

(1)	Represents the interests of H Capital, as a shareholder of BPGIC PLC, in the shares held by BPGIC Holdings. Gyan Investments Limited (“Gyan”) is the general partner of H Capital, consequently, it may be deemed the beneficial owner of 8,991,043 of the shares held by BPGIC Holdings. Gyan disclaims beneficial ownership of any shares other than to the extent it may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON Hind Mohammed Muktar Ahmed
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,991,043(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,991,043(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,991,043(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents the interest of H Capital, as a shareholder of BPGIC PLC, in the shares held by BPGIC Holdings. Mrs. Hind Mohammed Muktar Ahmed is the sole shareholder of Gyan, the general partner of H Capital, consequently, she may be deemed the beneficial owner of 8,991,043 of the shares held by BPGIC Holdings. Mrs. Hind Mohammed Muktar Ahmed disclaims beneficial ownership of any shares other than to the extent she may have a pecuniary interest therein.

(2)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

CUSIP No.	G1611B107

1	NAME OF REPORTING PERSON Mohammad Bin Khalifa Bin Zayed Al Nahyan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,721,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,721,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,721,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 23.5%(1)(2)
14	TYPE OF REPORTING PERSON IN

(1)	Represents the interests of Mohammad Bin Khalifa Bin Zayed Al Nahyan, as a shareholder of BPGIC PLC, in the shares held by BPGIC Holdings. Mohammad Bin Khalifa Bin Zayed Al Nahyan’s pro rata portion of the ordinary shares held in escrow is 22.2%.

(2)	The percentage reported in this Schedule 13D is based upon 109,587,854 ordinary shares outstanding as of March 1, 2021 according to the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021.

This Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D (this “Amendment No. 4”) amends the Statement of Beneficial Ownership on Schedule 13D filed by (i) BPGIC Holdings; (ii) Nicolaas L. Paardenkooper, the Chief Executive Officer of the Issuer, BPGIC Holdings and BPGIC PLC; (iii) BPGIC PLC, the sole shareholder of BPGIC Holdings; (iv) SBD; (v) SD; (vi) HBS; (vii) O2 Investments, the general partner of HBS; (viii) Salman Dawood Salman Al-Ameri the sole shareholder of SD and O2; (ix) H Capital; (x) Gyan, the general partner of H Capital; (xi) Hind Mohammed Muktar Ahmed, the sole shareholder of Gyan; and (xii) Mohammad Bin Khalifa Bin Zayed Al Nahyan (Mohammad Bin Khalifa Bin Zayed Al Nahyan together with BPGIC Holdings, Mr. Paardenkooper, BPGIC PLC, SBD, SD, HBS Investments LP, O2, Mr. Al-Ameri, H Capital, Gyan and Mrs. Ahmed the “Reporting Persons”) on December 30, 2019 as amended by Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Person on April 21, 2020, as further amended by Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on October 5, 2020, and further amended by Amendment No. 3 to the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on May 3, 2021 (as amended, the “Statement”). Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Statement.

This Amendment No. 4 is filed to reflect a transfer of certain ordinary shares from SBD to His Highness Sheikh Mohammed Khalifa Zayed Al Nahyan, which increased the ownership of His Highness Sheikh Mohammed Khalifa Zayed Al Nahyan in BPGIC Holdings to 25,721,000, and reduced the pro rata ownership of SBD and certain other Reporting Persons in the Issuer’s ordinary shares held by BPGIC Holdings to 49,497,947.

This Amendment No. 4 is also filed to update Item 4.

Except as expressly amended by this Amendment No. 4, the Statement is not amended in any respect, and the disclosures set forth in the Statement, other than as amended herein are incorporated by reference herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

The Reporting Persons originally acquired the shares for investment purposes to effect the Business Combination which was consummated on December 20, 2019.

On August 15, 2022, BPGIC Holdings sent a letter of intent (the “Letter”) to the Company’s board of directors (the “Board”), stating that BPGIC Holdings intends to take the Company private (the “Proposed Transaction”). The foregoing description of the Letter is qualified in its entirety by reference to the Letter, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

Depending on various factors including, without limitation, the results of any such discussions, the Company’s financial position and business strategy, price levels of the shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares or selling some or all of their shares, engaging in any hedging or similar transactions with respect to the shares, seeking board representation or taking other action to effect changes in the board composition, ownership structure or operations of the Company, negotiating with the Board the price and terms of an acquisition of the Company, engaging financing sources and professional advisors regarding a potential acquisition, encouraging the Company to pursue one or more other strategic transactions, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Proposed Transaction may result in one or more of the actions specified in clauses (a)−(j) of Item 4 of Schedule 13D, including the acquisition or disposition of additional securities of the Issuer, a merger or other extraordinary corporate transaction involving the Issuer, a change to the present Board of the Issuer, a change to the present capitalization or dividend policy of the Issuer, the delisting of the Issuer’s securities from the NASDAQ Stock Market, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

There can be no assurance as to the outcome of any discussions related to the Proposed Transaction or that the Proposed Transaction will be consummated.

Item 7. Materials to be Filed as Exhibits:

Item 7 of the Schedule 13D is amended and restated as follows:

99.1*	Letter of Intent, dated August 15, 2022.
99.2	Schedule of Information Respecting Persons Specified by Instruction C. (incorporated by reference to Exhibit 99.1 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on October 5, 2020
99.3	Escrow Agreement, dated as of May 10, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 99.2 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on October 5, 2020.
99.4†	First Amendment to Escrow Agreement, dated as of December 20, 2019, by and among Brooge Holdings Limited, BPGIC Holdings Limited (as assignee of Brooge Petroleum and Gas Investment Company (BPGIC) PLC), and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 99.3 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on October 5, 2020).
99.5	BPGIC Registration Rights Agreement, dated as of December 20, 2019, by and between Brooge Holdings Limited and BPGIC Holdings Limited (incorporated by reference to Exhibit 99.4 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on October 5, 2020).
99.6	Voting Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, Twelve Seas Sponsors I LLC, Gregory Stoupnitzky and Suneel G. Kaji (incorporated by reference to Exhibit 99.5 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on October 5, 2020).
99.7	Form of Dividend Waiver (incorporated by reference to Exhibit 99.6 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on October 5, 2020).
99.8	Deed Poll, dated November 19, 2019 in favor of the registered holders of $75,000,000 guaranteed subordinated convertible securities due 2024 (incorporated by reference to Exhibit 99.7 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on December 30, 2019).
99.9†	MENA Escrow Agreement, dated as of December 19, 2019, by and among BPGIC Holdings Limited, MENA Energy Holdings Services Limited and Continental Stock Transfer and Trust Company (incorporated by reference to Exhibit 99.8 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on December 30, 2019).
99.10†	New Securityholders’ Agreement, dated as of December 20, 2019, by and among BPGIC Holdings Limited, MENA Energy Holdings Services Limited and Brooge Petroleum and Gas Investment Company (BPGIC) PLC (incorporated by reference to Exhibit 99.9 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on December 30, 2019).
99.11	Joint Filing Agreement, dated as of December 30, 2019, by and among BPGIC Holdings Limited, Brooge Petroleum and Gas Investment Company (BPGIC) PLC, Nicolaas Paadenkooper, Mohammad Bin Khalifa Bin Zayed Al Nahyan, SBD International LP, SD Holding Limited, Salman Dawood Salman Al-Ameri, HBS Investments Limited, O2 Investments Limited, H Capital International LP, Gyan Investments Limited and Hind Mohammed Muktar Ahmed (incorporated by reference to Exhibit 99.10 of the Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on December 30, 2019).
99.12†	Letter of Intent, dated as of December 19, 2019, by and among HBS Investments LP and Anvil Trust (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on April 21, 2020).

99.13	Joinder to Divided Waiver, dated as of January 28, 2020, entered into by Anvil Trust (incorporated by reference to Exhibit 99.2 of Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on April 21, 2020).
99.14	Guaranty, dated as of January 30, 2020, by and among HBS Investments LP and Anvil Trust (incorporated by reference to Exhibit 99.3 of Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on April 21, 2020).
99.15†	Form of Escrow Agreement, by and among BPGIC Holdings Limited, Continental Stock Transfer & Trust Company and Anvil Trust (incorporated by reference to Exhibit 99.4 of Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on April 21, 2020).
99.16	Form of Share Transfer Letter (incorporated by reference to Exhibit 99.5 of Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on April 21, 2020).
99.17	Form of Transferee Dividend Waiver Joinder (incorporated by reference to Exhibit 99.6 of Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on April 21, 2020).
99.18	Form of Transferee Voting Agreement, by and among BPGIC Holdings Limited and the Transferees (incorporated by reference to Exhibit 99.7 of Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on April 21, 2020).
99.19†	Form of Joinder to Registration Rights Agreement, by and among Brooge Energy Limited, BPGIC Holdings Limited and the Transferees (incorporated by reference to Exhibit 99.9 of Amendment No. 1 to Statement of Beneficial Ownership on Schedule 13D (File No. 005-91273) filed by the Reporting Persons with the SEC on April 21, 2020).

*	Filed herewith

†	Schedules to this exhibit have been omitted. The Reporting Persons hereby agree to furnish a copy of any omitted schedules to the Securities and Exchange Commission upon request.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2022

BPGIC HOLDINGS LIMITED

By:	/s/ Nicolaas L. Paardenkooper
Name:	Nicolaas L. Paardenkooper
Title:	Chief Executive Officer

/s/ Nicolaas L. Paardenkooper
Nicolaas L. Paardenkooper

BROOGE PETROLEUM AND GAS INVESTMENT COMPANY (BPGIC) PLC

By:	/s/ Nicolaas L. Paardenkooper
Name:	Nicolaas L. Paardenkooper
Title:	Chief Executive Officer

SBD INTERNATIONAL LP

By:	SD Holding Limited, its general partner

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

SD HOLDING LIMITED

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

/s/ Salman Dawood Salman Al-Ameri
Salman Dawood Salman Al-Ameri

HBS INVESTMENTS LP

By:	O2 Investments Limited, its general partner

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

O2 INVESTMENTS LIMITED

By:	/s/ Salman Dawood Salman Al-Ameri
Name:	Salman Dawood Salman Al-Ameri
Title:	Director

H CAPITAL INTERNATIONAL LP

By:	Gyan Investments Limited, its general partner

By:	/s/ Hind Mohammed Muktar Ahmed
Name:	Hind Mohammed Muktar Ahmed
Title:	Director

GYAN INVESTMENTS LIMITED

By:	/s/ Hind Mohammed Muktar Ahmed
Name:	Hind Mohammed Muktar Ahmed
Title:	Director

/s/ Hind Mohammed Muktar Ahmed
Name: Hind Mohammed Muktar Ahmed

/s/ Mohammad Bin Khalifa Bin Zayed Al Nahyan
Name: Mohammad Bin Khalifa Bin Zayed Al Nahyan